KLEINBERG, KAPLAN, WOLFF & COHEN, P.C.
551 Fifth Avenue, 18th Floor
New York, New York 10176
212-986-6000 Phone
212-986-8866 Fax

*Writer's E-Mail: cdavis@kkwc.com*
*Writer's Direct Dial: 212.880.9865*

October 13, 2014

**VIA EMAIL AND EDGAR**

Daniel F. Duchovny
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

> **Re:** **Echo Therapeutics, Inc.**
> **Preliminary Proxy Statement filed by Platinum Partners Value Arbitrage**
> **Fund, L.P., Platinum Long Term Growth VII, LLC, Platinum Partners**
> **Liquid Opportunity Master Fund L.P., Platinum-Montaur Life Sciences,**
> **LLC, Platinum Management (NY) LLC, Platinum Liquid Opportunity**
> **Management (NY) LLC, Mark Nordlicht and Uri Landesman**
> **Filed on September 29, 2014**
> **File No. 001-35218**

Dear Mr. Duchovny:

We acknowledge receipt of the letter of comment dated October 6, 2014 (the "Comment Letter") from the Staff of the Securities and Exchange Commission (the "Staff") with regard to the above-referenced matter. We have reviewed the Comment Letter with Platinum Management (NY) LLC and the other participants named in the Preliminary Proxy Statement (collectively, "Platinum") and provide the following supplemental responses on their behalf. Unless otherwise indicated, the page references below are to the marked version of the attached copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the "Proxy Statement"). To facilitate the Staff's review, we have reproduced the text of the Staff's comments in italics below, and our responses appear immediately below each comment.

**Cover Letter**

1.      *Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or*

*beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:*

- *that your investment in December 2013 "was necessary due to continued strategic and operational missteps by the Board of Directors and management of the Company resulting in an approximate 95% drop in the Company's stock price in two years."*

Platinum acknowledges the Staff's comment. On a supplemental basis, please refer to the chart attached hereto as <u>Exhibit B</u>, which identifies certain of the actions undertaken by the Lingering Directors and the resulting effect on the Company's stock price over the last two years.

We also note the following statements were made by Michael M. Goldberg, M.D., an independent member of the Board. The Company, not Platinum, nominated and solicited for Dr. Goldberg who was subsequently elected by stockholders at the Company's 2014 Annual Meeting. Dr. Goldberg made these statements during a conference call on September 22, 2014 (the "Conference Call"). We believe these public statements by a sitting independent Company director provide the factual support for the statement highlighted above. A copy of the transcript of Dr. Goldberg's opening remarks from the conference call (the "Transcript") is attached hereto as <u>Exhibit C</u> for reference. The audio portion of the conference call may be found at http://lifetechcapital.com/ltc/2014/09/echo-ecte-note-09-22-14/. Platinum specifically points the Staff to the following quotes:

- (A) "Over the years there have been delays primarily [due] to lack of funds and poor strategic decision making by management and the board of directors." *(See page 2 of the Transcript)*

- (B) "The do nothing board, who were clearly guilty of negligence and oversaw the massive destruction of shareholder value, decided that they could actually run the business." *(See pages 3-4 of the Transcript)*

- *that the Lingering Directors were "controlling members of the Board."*

Platinum acknowledges the Staff's comment. On a supplemental basis we note that, to Platinum's knowledge, during all time periods referenced in the Proxy Statement each of the Lingering Directors voted together as a single bloc. At the time of each vote taken during such time periods, the Lingering Directors always constituted either three out of four or three out of five members of the Board, making it mathematically impossible for any of the remaining directors to affect the final decisions of the Board when the Lingering Directors were voting as a controlling bloc of three. Effectively, as the Lingering Directors voted, the Board voted regardless of the opinions of the remaining members of the Board. Accordingly, we believe there is a factual and mathematical basis for stating that the Lingering Directors were "controlling members of the Board."

- *that "the Lingering Directors acted to exclude the Stockholder Supported Directors from information and decision making at the Board level, thus interfering with the ability of the Stockholder Supported Directors to discharge their fiduciary duties for* *the benefit of all stockholders. Subsequently, the Lingering Directors, formed (according to one of the Stockholder Supported Directors) an executive committee that has systematically excluded the Stockholder Supported Directors from every significant decision made by the Board."*

Platinum acknowledges the Staff's comment. On a supplemental basis we note the following statements made by Dr. Goldberg at a forum of stockholders of the Company held on July 18 (the "Town Hall Meeting"). A copy of the transcript of certain of Dr. Goldberg's remarks from the Town Hall Meeting (the "Town Hall Transcript") is attached hereto as <u>Exhibit D</u> for reference. Platinum specifically points the Staff to the following quotes:

    (A)    "But the way this company works -- and I can say that Shepard was added to the board as well at the same time voted by the directors and neither one of us had been appointed to a single committee. So all committees, everything is being done still at a committee level and the vote to give them special indemnification was taken first initially at the first meeting with this Keith Gottfried, [we] didn't even have a chance to review the documents, and the votes were called." *(See pages 54 of the Town Hall Transcript)*

    (B)    "But I was saying on any substantive issue there has not been unanimity. And what's interesting is every vote that comes to the board comes out of the committee where a decision was already made. So it doesn't come where we sit and discuss and there's give and take and there's modification. I know we've tried and I think it's a welcome addition to have Shepard on the board because Shepard at least, instead of four to one, we at least now have at least two on each side." *(See page 57 of the Town Hall Transcript)*

Additionally, we note the following statements made by Dr. Goldberg on the Conference Call, which we also believe provide factual support for the above statement:

    (A)    "That's the problem. Since I was added to the board, I was not put on a single committee and all action took place at the committee meetings. I joined the board in February and **I immediately requested information that would help me get up to speed and I immediately hit the information brick wall that was built specifically to prevent me and later both Shepard and me from getting any of the vital information we needed to do our jobs.** While clearly illegal the lingering directors, who must have something very dangerous that they feel they must conceal, have continued to go to great lengths to prevent the rest of the board from discovering. From that point forward the board refused to engage as a board and everything was done at committee and the minutes from the committees, if even available contained no useful information." (emphasis added). *(See page 9 of the Transcript).*

(B) "Once they took care of themselves, **they compounded their bad behavior by refusing to put either Shepard or me on any committee and eventually they created an executive committee to completely exclude the two of us from having any input into the company**, so they can have carte blanche to continue to mismanage the affairs of the Company." (emphasis added) *(See page 12 of the Transcript)*

- *that the "loser pays" bylaw "has **rarely** been adopted by for-profit Delaware public companies." (emphasis in original)*

Platinum acknowledges the Staff's comment. On a supplemental basis, please note that an article published on July 3, 2014 by the Wall Street Journal attached hereto as Exhibit E indicated that as of July 3, 2014, the Company and LGL Group Inc., with respect to the "loser pay" bylaws, "appear to be the first companies to adopt them…" Accordingly, we believe there is a factual basis for stating that "that the "loser pays" bylaw "has rarely been adopted by for-profit Delaware public companies." We also note that Vincent Enright, a member of the Board and a Lingering Director, also serves as director of LGL Group, Inc.

- *the disclosure in the final paragraph under the caption "Self-Dealing and Breach of Fiduciary Duty of Loyalty by the Lingering Directors" (page 3)*

Platinum acknowledges the Staff's comment. On a supplemental basis we note the following statements made by Dr. Goldberg on the Conference Call, which we believe provide factual support for the disclosure referenced above:

(A) "Doman of course has no technical background, he is a salesman without a technical degree. Does the board feel the need to hire a consulting firm with technical expertise to develop a plan? No. Do they engage with the Company's largest shareholder and cooperatively make some plans for the future. No. in fact they go out of their way to antagonize their largest investor. So what did they do once they took over ? They run to the compensation consultant and hire him to provide the board with a super deluxe compensation package to reward themselves for sticking with the Company. This is with full knowledge that the investors are demanding their resignations for the massive failure they oversaw. They go so far to add additional payments for every board meeting they attend and guess what? [T]hese 4 unemployed directors end up holding over 50 meetings for which they get paid tens of thousands of precious shareholder dollars. They also get lots of new stock while investors have been diluted to nothing." *(See page 6 of the Transcript)*

(B) "Before they got around to eventually seating the Platinum director, the board entered their next strategy to enrich themselves at the expense of the suffering Echo shareholders. But first they went back to their friendly compensation consultant, agreed to pay him for a new study, to follow up on the one we paid for only a few months earlier. This study was done the day after Platinum provided $5 million and the Chinese partnership. The consultant was somehow convinced, to yet again significantly add to both the cash and the stock compensation of the three lingering directors because he was told the Company would lose the benefit of this super board if they did not get this super rich package." *(See page 8 of the Transcript)*

(C) "To summarize, the shareholders have lost 95% of their investment and the company has been diluted…with no strategy for success and not enough financing. The Company has an unqualified CEO, drawing a massive salary, while he is actively looking for another job, that will allow him the perks and pay of a full time job and the same Echo package he just supported for his cronies. The directors award themselves increased cash compensation of $45,000 base, plus $15,000 for committee chairmanship, for which each hold one position, then Greico gets an additional $50,000 for being lead director. Then all three of them get[] hundred[s] of dollars per hour each, for every board or committee meeting they have above a minimum. Remember, they met over 50 times last year[,] almost all in the second half of the year. I can only imagine how much we are spending on them this year. Finally they award themselves restricted shares and options for close to 2 % of the diluted company - close to 15% pre dilution. Great work if you can get in on it." *(See pages 8-9 of Transcript)*

2. *We note your disclosure that that the Lingering Directors "have spent the better part of the last year repeatedly breaching their fiduciary duties and engaging in self-dealing by implementing a calculated and comprehensive plan that has entrenched them and tightened their control over the Company, including by silencing the newly and overwhelmingly elected independent directors, Dr. Michael M. Goldberg and Shepard M. Goldberg, (the "Stockholder Supported Directors"), and making it potentially punitively expensive for stockholders to exercise their rights against the Company. All this came at the expense of the Company's one true lifeline—its development partnership with MTIA." Avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us with the factual support for these assertions. In this regard, please note that the factual foundation offered must be reasonable. See Rule 14a-9. We note the following similar statements:*

Platinum acknowledges the Staff's comment. On a supplemental basis, with respect to the implication that the Lingering Directors "*have spent the better part of the last year repeatedly breaching their fiduciary duties…*" we note that Platinum was not directly or indirectly impugning the character, integrity or personal reputation or making charges of illegal, improper or immoral conduct without factual foundation. Rather, Platinum strongly believes the actions by the Lingering Directors have been so objectionable there is a reasonable basis for the assertions referenced above. Specifically, on a supplemental basis we refer to the statements made by Dr. Goldberg referenced in our response to the third bullet point of Question 1 as support for Platinum's belief.

- *that the Lingering Directors conducted "all Board action through rogue committee action."*

Platinum acknowledges the Staff's comment. Again we note that Platinum was not directly or indirectly impugning the character, integrity or personal reputation or making charges of illegal, improper or immoral conduct without factual foundation. Rather, Platinum strongly believes it has a reasonable basis for the assertions referenced above. Specifically, on a supplemental basis we refer to the statements made by Dr. Goldberg referenced in our response to the third bullet point of Question 1 as support for Platinum's belief.

- *that the Lingering Directors systematically denied the other directors "access to Company information to which they are entitled under Delaware law…" and "fair and customary access to Company employees while intimidating those employees with threats of retaliation and termination."*

Platinum acknowledges the Staff's comment. On a supplemental basis, we note that under Delaware law, except under certain limited circumstances, all directors of a company are entitled to the same information without exclusion to any particular subset of directors. Again we note that Platinum was not directly or indirectly impugning the character, integrity or personal reputation or making charges of illegal, improper or immoral conduct without factual foundation. Rather, Platinum strongly believes it has a reasonable basis for the assertions referenced above. Accordingly, we note the following statements made by Dr. Goldberg on the Conference Call, which we believe provide factual support for the above statement.

(A)    "That's the problem. Since I was added to the board, I was not put on a single committee and all action took place at the committee meetings. I joined the board in February and I immediately requested information that would help me get up to speed and I immediately hit the information brick wall that was built specifically to prevent me and later both Shepard and me from getting any of the vital information we needed to do our jobs. While clearly illegal the lingering directors, who must have something very dangerous that they feel they must conceal, have continued to go to great lengths to prevent the rest of the board from discovering [anything]. From that point forward the board refused to engage as a board and everything was done at committee and the minutes from the committees, if even available contained no useful information." *(See page 9 of the Transcript)*

(B)    "The board clearly had no interest in the business of Echo and when I tried to engage directly with key employees to learn for myself what was happening I was told I cannot do that without the involvement of "minders" [these are people who within Echo who are there] to intimidate the employees so they won't feel free to provide information [and this of course] is contrary to [the Delaware law but it allows] the ruling triumvirate's control over the corporation." *(See pages 9-10 of the Transcript)*

- *that the Lingering Directors have repeatedly breached their fiduciary duties "[o]ver the better part of the past year and possibly even longer…" (emphasis added).*

Platinum acknowledges the Staff's comment. Again we note that Platinum was not directly or indirectly impugning the character, integrity or personal reputation or making charges of illegal, improper or immoral conduct without factual foundation. Rather, Platinum strongly believes it has a reasonable basis for the assertions referenced above. Accordingly, on a supplemental basis we note that on July 9, 2014, we received an unsolicited e-mail attached as <u>Exhibit F</u> hereto from Stephen Burdumy, one of the managing partners of Drinker, Biddle & Reath LLP. Mr. Burdumy, who was Echo's former outside counsel, which stated:

> Congratulations on the proxy contest win. I used to represent Echo, but had a falling out with Mooney [the former CEO] and they shifted over to MLB [Morgan Lewis & Bockius– current counsel for Echo]. **Your client should look seriously into everything that has gone on there over the past few years.**
>
> A bit surprised about the choice of the interim CEO. I will leave it at that. (emphasis added).

Accordingly, we believe Platinum had a reasonable factual basis for questioning whether the Lingering Directors had engaged in prior bad acts extending back to 2013 and possibly even longer.

3. *Please revise your disclosure or provide supplemental support for your disclosure (here and on page 4) relating to the Lingering Directors damage of the company's relationship with MTIA.*

Platinum acknowledges the Staff's comment and has revised the Proxy Statement accordingly. On a supplemental basis, we note the following statements made by Dr. Goldberg concerning the conduct of the Lingering Directors in relation to MTIA:

(A) "The repeated comments from the MTIA, our Chinese partner, expressing outrage, that they did not get the stock certificates for the 2.4 million already invested and that has caused problems with getting the right to transfer the remaining 2.6 million, in addition to the damage to the company as a result of twice having to cancel scheduled meeting[s] with the [Chinese] FDA as a result of Echo not honoring the license deal signed in December." *(See pages 12-13 of the Transcript)*

(B) "There is a lifeline, [t]he Chinese investors. They have indicated they plan to invest but need to see a change in the direction of the Company and the removal of the litigation with Platinum, who introduced them to this situation. Platinum [further] has agreed to backstop the $2.6 million if

MTIA cannot deliver on a timely basis and has indicated they would consider adding to that investment should the cash be needed." *(See page 14 of the Transcript)*

(C) So in addition to wasting a substantial amount of the company's resources for no possible gain, **they destroyed their relationship with platinum and the Chinese partner**, that was the key to stretching the resources of the company." (emphasis added) *(See pages 11 of the Transcript)*

4. *Revise your disclosure to clarify the purpose of your solicitation. Company bylaw 1.3 requires that a special meeting of security holders be held at the request of, among other possibilities, holders of 75% of the voting power of the outstanding shares. You also state that you beneficially own approximately 19% of the company's shares. If you are soliciting consents to present to the company for it to call a special meeting, please state so clearly. If, on the other hand, you are soliciting proxies to remove the Lingering Directors at a special meeting, it is unclear what authority you are relying upon as it appears the company is under no obligation to call a special meeting under its bylaws.*

Platinum acknowledges the Staff's comment. On a supplemental basis we note that Platinum is soliciting proxies to remove the Lingering Directors at a meeting of stockholders called specifically for that purpose. As noted in the Proxy Statement, under Delaware law the right to remove directors has been found to be a "fundamental element of stockholder authority." Section 141(k) of the Delaware General Corporation Law provides that in the case of a classified board (such as the Company's board), a majority of stockholders may remove any director or the entire board of directors of a Delaware corporation, for cause, <u>unless otherwise provided in a company's certificate of incorporation</u>. Since the Company's certificate of incorporation is silent regarding the removal of directors for cause, we believe stockholders possess an indisputable statutory right pursuant to Section 141(k) to remove directors of the Company for cause. We do not believe that the Board can prevent stockholders from exercising that right simply by adopting a procedural bylaw that purportedly implements a 75% supermajority hurdle designed to effectively eliminate stockholders' ability to call a special meeting and, by extension, the ability of a majority of stockholders to remove directors for cause. Accordingly, bylaw 1.3 notwithstanding, we believe that Platinum has the authority to demand the Board call a special meeting so that stockholders can exercise their fundamental right to remove the Lingering Directors for cause under Section 141(k). To the extent the Board refuses to do so, Platinum intends to call its own meeting to enable stockholders to exercise this right.

## Summary of the Justification for Removing the Lingering Directors for Cause, page 3

5. *We note your belief that bylaw 2.13 is invalid under Delaware law. Please provide us support for your belief. Also, disclose how you believe you can enforce Section 141(k) of the Delaware General Corporation Law and how any actions to do so will affect the vote of security holders and approval of your proposal to remove directors.*

Platinum acknowledges the Staff's comment. On a supplemental basis we again note that Section 141(k) of the Delaware General Corporation Law provides that in the case of a classified board (such as the Company's board), a majority of stockholders may remove any director or the entire board of directors of a Delaware corporation, for cause, <u>unless otherwise provided in a company's certificate of incorporation</u>. Since the Company's certificate of incorporation is silent regarding the removal of directors for cause, we believe stockholders possess an indisputable right pursuant to Section 141(k) to remove directors of the Company for cause. We do not believe that the Board can prevent stockholders from exercising that right simply by adopting a procedural bylaw that purportedly implements a 75% supermajority hurdle designed to effectively eliminate stockholders' ability to call a special meeting and, by extension, eliminate the ability of a majority of stockholders to remove directors for cause. If stockholders representing a majority of the Company's outstanding shares of Common Stock ultimately vote to remove the Lingering Directors in accordance with Section 141(k), Platinum believes that, at that time, the Lingering Directors will cease to be members of the Board. Delaware law also provides a mechanism for the Court of Chancery to review the removal and vote and asses its validity. To the extent the Lingering Directors dispute the results of the vote or their removal for cause, Platinum intends to petition the Delaware courts to recognize and enforce the fundamental rights of stockholders.

**Questions and Answers About the Removal Meeting, page 5**

6.   *Please revise your disclosure under the question "Is it legally possible to remove the lingering directors?" to explain what steps are necessary to effect such removal in addition to approval by security holders. For example, are you planning to seek a declaratory judgment that cause for removal is present? Do you need to sue such directors? What evidence is necessary in whichever appropriate forum to demonstrate that cause for removal is present? What is the process, and related timing, for removal of directors in addition to the vote of security holders?*

Platinum acknowledges the Staff's comment. On a supplemental basis we note that, as stated in the Proxy Statement, under Delaware law the right to remove directors has been found to be a "fundamental element of stockholder authority." Section 141(k) of the Delaware General Corporation Law provides that in the case of a classified board (such as the Company's board), any director or the entire board of directors of a Delaware corporation may be removed only for cause. "Cause" is not explicitly defined in Section 141, but Delaware courts have found "cause" to include, among other things, "harassment and obstruction of the corporate business," and "malfeasance in office, gross misconduct or neglect, false or fraudulent misrepresentation inducing the director's appointment, willful conversion of corporate funds, a breach of the obligation to make full disclosure, incompetency, gross inefficiency, and moral turpitude." In accordance with Section 141(k), removal may occur only with the approval of stockholders representing a majority of the shares of Common Stock outstanding.

Specifically, Section 141(k) of the Delaware General Corporation Law does not require the stockholders to resort to judicial process to remove the Lingering Directors for cause. The process of removal for cause may be conducted through a meeting of the stockholders as long as the Lingering Directors are given the specific charges for removal, adequate notice and a full opportunity to meet the accusation. The process for removal does not need to be conducted with the same formality as judicial proceedings. As set forth in the Proxy Statement, the actions of the Lingering Directors have been so egregious and so offensive to the Company's business and so fundamentally threaten the immediate future of the Company that Platinum believes the standard for justifying their removal and requirements for adequate notice to the Lingering Directors and opportunity to be heard have easily been met. Accordingly, Platinum believes that if stockholders representing a majority of the

Company's outstanding shares of Common Stock vote to remove the Lingering Directors in accordance with Section 141(k) at the meeting, the Lingering Directors will cease to be members of the Board at that time and any challenges against their removal would ultimately be unsuccessful.

Nevertheless, there is the possibility a court may be called upon pass on whether the removal has been effected through a fair process, whether there is sufficient evidence to prove cause for removal or whether the Bylaws of the Company that purport to restrict the stockholders' rights under Section 141(k) of the Delaware General Corporation Law to remove directors by a majority vote are valid. If the result is challenged, Platinum will move to have any such determination made on an expedited basis.

**Proposal No. 1, page 10**

7. *Please disclose for each proposal how unmarked proxy cards will be voted.*

Platinum acknowledges the Staff's comment and has revised the Proxy Statement to disclose for each proposal how unmarked proxy cards will be voted. Please see page 10 of the Proxy Statement.

**Solicitation of Proxies, page 13**

8. *We note the multiple methods by which proxies will be solicited. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.*

Platinum confirms its understanding that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

**Schedule II**

9. *Please update this section from April 2014.*

Platinum acknowledges the Staff's comment and has revised the Proxy Statement accordingly. Please see Schedule II of the Proxy Statement.

\*     \*     \*

In connection with responding to the Staff's comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto as Exhibit A.

The Staff is invited to contact the undersigned at (212) 880-9865 or with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Christopher P. Davis
Christopher P. Davis

cc:  David Ottensoser

**Exhibit A**

<u>Acknowledgment</u>

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the "Commission") relating to the Preliminary Proxy Statement on Schedule 14A filed by the undersigned on September 29, 2014 (the "Proxy Statement"), each participant acknowledges the following:

- The participant is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

- The Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

- The participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page on next page]

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.
By: Platinum Management (NY) LLC, as Investment Manager

By: /s/ Uri Landesman
    Uri Landesman,
    President

PLATINUM LONG TERM GROWTH VII, LLC
By: Platinum Liquid Opportunity Management (NY) LLC, as Investment Manager

By: /s/ Uri Landesman
    Uri Landesman,
    President

PLATINUM PARTNERS LIQUID OPPORTUNITY MASTER FUND L.P.
By: Platinum Liquid Opportunity Management (NY) LLC, as Investment Manager

By: /s/ Uri Landesman
    Uri Landesman,
    President

PLATINUM-MONTAUR LIFE SCIENCES, LLC
By: Platinum Management (NY) LLC, as Investment Manager

By: /s/ Uri Landesman
    Uri Landesman,
    President

PLATINUM MANAGEMENT (NY) LLC

By: /s/ Uri Landesman
    Uri Landesman,
    President

PLATINUM LIQUID OPPORTUNITY MANAGEMENT (NY) LLC


By: /s/ Uri Landesman
Uri Landesman,
President


/s/ Uri Landesman
URI LANDESMAN


/s/ Mark Nordlicht
MARK NORDLICHT

**Exhibit B**

**Chart**

**LifeTech Capital**

**Institutional Research**

www.LifeTechCapital.com

*a division of*
Aurora Capital LLC
Member FINRA / SIPC

♦ *Unlocking the Value of Science™* ♦

# Mid-Day Note – April 24, 2014

■ **Echo's Response to Platinum's "Gold" Proxy Misses the Point for Shareholders**

Please See Last 2 Pages For Important Disclosures And Analyst Certification

| Company | Ticker | Price | Mkt. Cap. | Daily Volume | Rating | Target | Analysts |
|---|---|---|---|---|---|---|---|
| Echo Therapeutics | ECTE | $3.18 *Intraday* | $38M | *3-month* 157,482 *10-day* 86,086 | NEUTRAL | N/A | Stephen M. Dunn Sr. Managing Director Research sdunn@LifeTechCapital.com (954) 240-9968 |

## Summary

Today, Echo Therapeutics issued an amended Preliminary Proxy Statement in response to Platinum's competing GOLD proxy. <u>We believe it useful to remind Echo management of their shareholder performance as shown below:</u>



Echo has stated that the *"Board and its committees held 34 meetings from August to December 2013 in addition to the 4 Board and committee meetings scheduled to take place during that time."* <u>Despite this, it is clear from the chart above that investors continue to lack confidence in Echo management and shares.</u>

**Exhibit C**

**<u>Transcript of Opening Remarks</u>**

Notes for CC 9.22.14

Thank you all for taking the time to participate in this call. We have reached a crises point at Echo and Shepard and I want to provide Echo's investors with our personal perspective on where we are, how we got here and propose a plan for moving forward. We also want to hear from you the owners of the Company

To begin, I have been studying this company since 2007 and I have been an investor since 2008. I believed then and I believe now, that Echo has a proprietary technology that addresses, in a unique and commercially relevant fashion, an enormous un-met medical need in Diabetes and obesity, the fastest growing diseases in the world today. Since we became involved in Echo, there have been many studies that reinforced and expanded our appreciation, for how valuable the Echo technology can be, to both patients and investors, who put up the risk capital to fund the technologies development.

Over the period that I have been involved in Echo, first as an investor and more recently as a member of the board, I have been impressed with the progress of the technology, but highly disappointed in the pace of its development. While there is a lot learn from the process, what I can confidently say, is that in all this time, the technology itself has not failed. In fact the technology has performed as hoped, when properly utilized. Over the years there have been delays primarily do to lack of funds and poor strategic decision making by management and the board of directors. That being said it is a testament to the "anti-fragile " nature of this technology that the delays and stresses have actually enabled a better appreciation for the potential of this technology.

Rather than going over the details at this time I would rather describe the current situation, then provide some perspective on next steps, while assuring all of you, that we are open to all ideas that can help salvage this opportunity.

 The current stock price, is at a level, that reflects a consensus view, that liquidation is the only viable option. The market has completely discounted any opportunity to fix this situation and therein lies the investment opportunity.

At this point I want to be very clear. Everything I am discussing today , is based on publicly available information. In truth, as a board member, I should have much better information, but as I will discuss shortly, neither Shepard nor I have been given ANY access to the basic information we are required to have, to satisfy our obligations, as directors of a Delaware public company or of a Company listed on NASDAQ. More on this shortly.

How did we get to this position, especially in light of the fact, that the technology is progressing and has the potential to have a major impact on massive, poorly served markets?

If it's not the technology, then it must be a failure of the management and/or the board. In our opinion it is a failure of strategy and that is a failure first and foremost of the Board.

While I was at Platinum we worked hard with then CEO Pat Mooney, to make changes in the strategy as we continued to be both the largest investor and source of add on investors. After a while, it became clear that Pat Mooney was either unwilling or unable to move the company in the direction it needed to go in order to succeed to investor expectations. We approached the board on a number of occasions suggesting that Dr Mooney be removed and we were consistently told No in fact we were told that pat Mooney was the most valuable asset the company had and they would not even entertain any idea that risked his happiness or that would shake the faith of the loyal team that so looked up and admired him. A few weeks after the last time we heard this, we were shocked to learn he was dismissed, for what we learned later, were actions that were ongoing for years.

Once Dr. Mooney was terminated, there was a complete change at Echo. The do nothing board, who were clearly guilty of negligence and oversaw the massive destruction of shareholder value, decided that they could actually run the business. One director, Bob Doman, added to the board only a few months earlier , a former salesman, who bounced around the industry, with no technical training, and at the time unemployed, was put in at interim CEO for initially a $600,000/yr salary. Another director, also essentially unemployed, running a legal consulting business from a rent an office set up, who was being sued for self dealing, as a board member of another company, gets the lofty title of lead director and the other two directors, both also unemployed accountants , and former cronies of the now ex CEO, who were somehow blind to the accusations that we were told were going on for years with ex CEO round out this all star team. They see no need for anyone with actual product related experience. Amazing??

So Echo, just raised more money in the third, disastrous to shareholders, Aegis led financing, with a CEO who at the time of the last two financings was sold to investors as the greatest thing since sliced bread. This board of unemployed, failed directors, with no relevant expertise, then terminates the CEO, for actions that miraculously only came to light after the financings, although they involved actions that were ongoing for literally years. I have yet been given a clear explanation how they explain how they missed the egregious actions for years, but suddenly became convinced after $15 million was raised that they had to take emergency action. The action they take just so happens to give these clearly unimpressive, from the perspective of the technology attributes, characters absolute control over the Company, its technology and $15million. This same group with supposedly legal and accounting backgrounds has to now admit, that they clearly signed multiple documents claiming they met their duty of diligence when it was clear that they did not. The directors after missing this critical item, now place the blame for all that went wrong 100% on the ex CEO , even though they had a requirement to be diligent and to understand the business and oversee the strategic direction. After admitting they failed in their most basic duty of diligence they decide, they can now run the Company on their own. Two accountants, a salesman and a lawyer are going to get this technology strategy right?

So what did they do? Did they change the plan put in place by Dr Mooney? NO do they meet with the technical people and determine for themselves what the issues are now that they can no longer rely on the CEO? No in fact in recent discussions with the technical team we were told that the technical team at Echo NEVER heard, not once, from the three lingering directors.

Isn't it interesting that Bob Doman is hired as interim CEO based on a contract he presented to his colleagues on the board and signed, un-modified I should add, before

Mooney was even terminated. The contract called for a Fortune 500 salary, even after running the company valuation down 95%, under the control of the very same board. No need for outside help. Doman of course has no technical background, he is a salesman without a technical degree. Does the board feel the need to hire a consulting firm with technical expertise to develop a plan? No Do they engage with the Company's largest shareholder and cooperatively make some plans for the future. NO in fact they go out of their way to antagonize their largest investor. So what did they do once they took over ? They run to the compensation consultant and hire him to provide the board with a super deluxe compensation package to reward themselves for sticking with the Company. This is with full knowledge that the investors are demanding their resignations for the massive failure they oversaw. They go so far to add additional payments for every board meeting they attend and guess what? these 4 un-employed directors end up holding over 50 meetings for which they get paid tens of thousands of precious shareholder dollars. They also get lots of new stock while investors have been diluted to nothing.

At the same time Platinum suggests a firm to help find a new CEO mistakenly believing that Doman is just being a great guy and stepping in to help until a qualified CEO is found. As we quickly learned Doman allways wanted the job and had no intention of looking for anyone until and unless he found a better job. Platinum also presented to the Board a firm that is experienced and ready to undertake a short but comprehensive market assessment of the Echo technology and the best options for advancing it given the state of the technology and Echo's capabilities both technical and financial. Platinum also brings to the table a potential partner for the massive Chinese market, over 100 million diabetics who will also provide expertise in manufacturing to help lower the cost of goods, pay for and conduct clinical studies and product development to enable fast track approval in China. Then they would market and sell the product and Echo would receive very substantial royalties off of net sales. Finally Platinum would agree to invest an additional 5 million along with 5 million from investors brought in by the Chinese partner.

After a lot of unnecessary push back, and from my experience lack of deal making experience, this board finally agrees to a deal months later, but starts to renege on the terms almost immediately, essentially they took platinum and MTIA's money and the value of announcing the deal but then failed to honor, first the spirit, then even the letter of the agreement.

They never hired the executive recruiter, they were very happy paying an outrageous salary to an unqualified buddy of theirs even though they publicly announced they would. They did not place the platinum director on the board as required and platinum had to sue to get the right they negotiated so hard for. They did not collaborate immediately with MTIA on the product development as was required and instead tied cooperation to completing the financing.

Before they got around to eventually seating the Platinum director , the board entered their next strategy to enrich themselves at the expense of the suffering Echo shareholders. But first they went back to their friendly compensation consultant, agreed to pay him for a new study, to follow up on the one we paid for only a few months earlier.  This study was done the day after Platinum provided $5 million and the Chinese partnership. The consultant was somehow convinced, to yet again significantly add to both the cash and the stock compensation of the three lingering directors because he was told the Company would lose the benefit of this super board if they did not get this super rich package.

To summarize, the shareholders have lost 95% of their investment and the company has been diluted 10X with no strategy for success and not enough financing.  The Company has an unqualified CEO, drawing a massive salary, while he is actively looking for another job, that will allow him the perks and pay of a full time job and the same Echo package he just supported for his cronies. The directors award themselves increased cash compensation of 45,000 base, plus 15,000 for committee chairmanship ,for which each hold one position, then Greico gets an additional 50,000 for being lead director.  Then all three of them gets hundreds of dollars per hour each, for every board or committee meeting they have above a minimum. Remember, they met over 50 times last year almost all in the second half of the year. I can only imagine how much we are spending on them this year. Finally they award themselves restricted shares and options for close to 2 % of the diluted company - close to 15% pre dilution. Great work if you can get in on it.

That's the problem. Since I was added to the board, I was not put on a single committee and all action took place at the committee meetings. I joined the board in February and I immediately requested information that would help me get up to speed and I immediately hit the information brick wall that was built specifically to prevent me and later both Shepard and me from getting any of the vital information we needed to do our jobs. While clearly illegal the lingering directors, who must have something very dangerous that they feel they must conceal, have continued to go to great lengths to prevent the rest of the board from discovering.

From that point forward the board refused to engage as a board and everything was done at committee and the minutes from the committees, if even available contained no useful information. The board clearly had no interest in the business of Echo and when I tried to engage directly with key employees to learn for myself what was happening I was told I cannot do that without the involvement of "minders" to intimidate the employees so they wont feel free to provide information that is contrary to the ruling triumvirate's control over the corporation.

So where are we today.  It has become clear that this board has failed the investors and has failed at every metric by which a board is measured.  They failed to develop a strategy for the Company, failed in oversight of management, they failed in attracting new qualified management, they failed to finance the Company. In the year plus since they terminated Pat Mooney, the only capital they were able to raise was from Platinum, they were unable to attract any new investors and lost whatever following the Company had with the research community.  As the one remaining analyst who still covers the Company said the Company is un-investable with this board.  The board then failed in its most basic responsibility which is to change the board to meet the existing demands if the current board isn't cutting it. While Bill greico has taken out hundreds of thousands of dollars for his role as member of the board, Chair of the corporate governance and nominating committee and lead director. He never conducted an analysis, as he is required to do,  by the company's  own charter, of the performance of the board on a yearly basis and recommend changes or additions or subtractions based on the needs of the Company.  Instead , they nominated Bob Doman, without a report on how that met the needs of the Company and proceeded to spend of over one million dollars for an ill-advised proxy fight, that the board knew it had no chance of winning. So in addition to wasting a substantial amount of the company's resources for no possible gain, they destroyed their relationship with platinum and the Chinese partner, that was the key to stretching the resources of the company.

As you all know despite the million dollars wasted on the proxy fight ,which included, purposeful and knowingly false attacks on Shepard's resume, material misstatements that were made in the proxy, and material information was left out of the proxy, that the shareholder's should have had prior to making their decision. Yet as anyone who knows simple math could have predicted, Shepard was elected by almost a 4-1 margin. I was elected with approximately 60% of the issued and outstanding shares voting for me.

So how did this board react to the unprecedented, but completely predictable shellacking they just took, with money wasted that the shareholders desperately wanted to go into the business. They re-hired the lawyer, who just advised the special committee on this disaster, to now represent the Company, and rammed thru, over the opposition of Shepard and me, a change in the by-laws and other shareholder unfriendly actions to provide the directors and their buddy Doman and the officers an expensive insurance policy and indemnification program that will saddle shareholders for years with excessive insurance costs. Clearly they knew their actions on the proxy were wrong and were worried that they would be sued, so they kicked the investors in the teeth again, by saddling the Company with future liabilities to protect the directors for their bad behavior.

Once they took care of themselves, they compounded their bad behavior by refusing to put either Shepard or me on any committee and eventually they created an executive committee to completely exclude the two of us from having any input into the company, so they can have carte blanche to continue to mismanage the affairs of the Company. Clearly the message they got from the shareholders didn't phase them in the least, Business as usual, continue to line their pockets and to hell with the Company, its employees, meaning the ones doing the actual product related work, and most of all the investors.

In fact the investors have overwhelmingly weighed in with emails, letters and phone calls, expressing their outrage. Yet the board somehow dismisses the shellacking in the proxy contest, the 100% consistent feedback from investors who want the three removed ASAP, the analyst reports going from buy to sell and declaring the Company un-investable. The repeated comments from the MTIA , our Chinese partner , expressing outrage, that they did not get the stock certificates for the 2.4 million already invested and that has caused problems with getting the right to transfer the remaining 2.6 million, in addition to the damage to the company  as a result of twice having to cancel scheduled meeting with the CFDA as a result of Echo not honoring the license deal signed in December.

Finally and in desperation as the cash dwindles, Shepard and I concluded we will have no luck getting the information we need on a timely basis, and we will be given no role in shaping the strategy and monitoring the progress of the management of the strategy. We decided we needed, to once and for all develop a strategy for Echo on our own. We did that using non-confidential information and publicly presented it in a town hall style meeting hosted by Platinum. The remaining members of the board were invited to present their plan and they refused, suggesting that interacting with shareholders was merely a stunt. A stunt, Shepard and I have been asking the board to share their plan, from the moment we joined the board and they refused. It is clear there is no plan. We have been asking for a financing plan, none is provided, we have asked for a management plan none has been provided, we have asked for a board succession plan none has been offered.

Meanwhile Platinum offered to backstop the Chinese money if the board will embrace the plan that Shepard and I presented. The board unfortunately refuses to make the necessary changes to effectuate the changes that will satisfy platinum. Instead the board hired an executive recruiting firm, finally, committing $160,000 and tried to jam thru a CEO who has no relevant experience and no appreciation for the status of the company, but was willing to take 8,000/week of our money to try and figure out what we should do. As Shepard and I predicted this was another waste of shareholder funds. We don't know how much, because the interim CFO refuses to share that information with us. This of course is a clear violation of numerous laws.

So where are we today. The Company is down to weeks of cash, since the last financing the company failed, in its clearly ill advised CE mark strategy. It attracted numerous lawsuits and is clearly un-financeable. There is a lifeline, The Chinese investors. They have indicated they plan to invest but need to see a change in the direction of the Company and the removal of the litigation with Platinum, who introduced them to this situation. Platinum has agreed to backstop the $2.6 million if MTIA cannot deliver on a timely basis and has indicated they would consider adding to that investment should the cash be needed.

As directors of a public company, the survival of the Company as a going concern should be our top priority. What do we need to do to get the necessary capital that will save the Company? Platinum and MTIA want the board changed. Very simple.

What is the response of the three lingering directors? Essentially no. Why not? to be completely honest with you WE HAVE NO IDEA> We suggested in light of the cash issues that are catastrophic, we cut board fees, they replied NO way, we suggested we close the Philly office which is all overhead they replied no but decided instead to cut the research and development staff. They refuse to share financing plans or feedback from investors. We are convinced they know that the best option is the one that addresses all the issues but since they will lose their paycheck they refuse to consider it.  Shepard and I then went to the extreme step and allocated a full day to visit the Philly and Franklyn offices and guess what happened ? we were denied access to the employees and information we requested.  This is unheard of in a public company.

All the while Platinum is spending time and money preparing lawsuits that will establish their claim on the assets should there be liquidation.  We fully expect that the Chinese investors will follow suit. In parallel, Platinum and the Chinese have reconfirmed their interest in funding and supporting Echo if the board situation is corrected. After months of trying we have reached the conclusion that the directors have no interest in leaving and according to one lawyer we consulted, will only leave in handcuffs.

So where does that  leave us today.

We have a strategy that  we shared with the market at the town hall meeting months ago. We have continued to develop the plan and our confidant that the technical staff at Echo would support the plan if we were allowed to speak with them. We have consulted with experts in social networking and big data and also have gotten support. Finally we have spoken to VC's and they have interest in exploring avenues for working together to further develop these applications of our technology. We will have sufficient capital, if we close with MTIA and start work immediately, to advance discussions to a level, where we expect to have some external validation of the plan, that should enable echo, to adequately finance its broader applications of the technology, including the diabetes market .

So specifically what is our plan:

1. Cut the burn to no more than $500,000 per month and probably less. This represents five months plus of run way to make progress. We can do this by eliminating the Philadelphia office, eliminating the lawyers who are bleeding us dry for no benefit to the shareholders. Hiring a law firm that is right sized for a company in Echo's position for general corporate purposes and saving a fortune being spent now on projects with no value to shareholders. Echo will change its focus from, ....to be honest, we really have no idea where the focus is now, we suspect the three directors don't either. The new focus will be #1 business development – we have a unique patent protected technology, with very compelling human data if properly applied. Lets not reinvent the wheel, for example this board has spent close to $10 million on developing a monitor that is unnecessary and probably un-wanted by the market place. They have spent millions on preparing for a limited market launch post CE mark, that was a money loser by all accounts. We will seek partners who will assist in developing the product for their intended commercial use and we will save the capital. Modeled on our MTIA deal in china where we

receive revenues based on their sales, with none of the capital outlay that would be required, if we did it all on our own. #2 Focus- we will focus our business development efforts in the best opportunities, given the current state of our technology. This board has pursued opportunities that required millions of dollars, many years and significant product improvements to get to market. We will take the technology, as it exists today and find markets that can be addressed as is. We are confident that this still provides Echo with a minimum 4 shots on goal. #1 Wearable computers, as previously indicated non invasive glucose monitoring technology is considered the killer app for the wearable computer space. Properly utilized, this requires no regulatory approvals. We have already begun to line up interested parties. #2 MTIA and China- MTIA is ready to start developing a cost effective product that will be suitable for the Chinese market and for providing the Echo business development team with adequate samples to drive the business development effort in all key markets. MTIA will then conduct the studies to launch a first generation product into the massive Chinese market. #3 Lidocaine for tattoo removal (unregulated) and severe pain which is regulated. #4 Gestational diabetes. Multiple approaches, some regulated other not, but the product, as is, meets the technical requirement of the regulated portion so this will be the target for a CE mark effort.

We are confident that in 5 months we will have numerous positive developments that should have a material impact on the markets perception of Echo. We will have eliminated the toxic environment that is controlling the board and destroying the Company. We will eliminate all existing litigation and focus all the resources of the Company on productive matters in contrast to today, where the majority of resources are being spent to protect the board from liability, for their past and ongoing actions. We will attract an experienced CEO with a focus on business development. We have already identified a great candidate but we could lose him if we don't act quickly. We will enter into a wearable computer deal, either with one of the leading technology companies or with a venture capital firm that will provide the funding and connections to get such a deal. We will build a board by adding people with integrity and proven expertise in areas that can help us. Medical technology, diabetes and big data and social networking. We will compensate the directors with Equity that doesn't vest until and unless the stock value goes back to where it was, before the destruction overseen by the lingering three.

We will be open to engaging with shareholders and look to add to our existing investor base. We will seek out research coverage and are confident we can change the impression that currently exists. We would not have put this much time, effort and resources into this if we were not confident it was worth saving and had tremendous potential.

Now how do we get there? After a year of trying to work with the lingering three and hearing promise after promise broken, and witnessing so many violations, we are left with no choice but to seek their termination for cause.

We have too many specific acts to enumerate so we will only state the key categories. Failure to adequately exercise their duty of diligence, failure in their duty of loyalty to the corporation, failure to exercise reasonable business judgment, multiple violations of Sarbanes Oxley.  Self dealing and numerous violations of Delaware law.  There have also been multiple accusations of criminal acts primarily related to their use of shareholder funds for personal use, specifically their use of Morgan Lewis and Fox Rothschild. We have been specifically asked to investigate the claim made by platinum that the three lingering directors have used Morgan Lewis for personal advice and had the Company pay for the cost.  This has been labeled by the accuser as potentially embezzlement of corporate funds and they go on to say that  Morgan Lewis also should  be investigated for aiding and abetting in the ongoing criminal acts.  Neither Shepard nor I are qualified to asses the merits of the allegations, nor were we a party to all the facts and circumstances that support these allegations . We asked the board to allow us to engage independent qualified counsel to investigate. Of course the three lingering directors should have recused themselves but of course they refused and therefore we have no choice but to refer these allegations to the relevant authorities, The SEC , the Bar and the relevant criminal authorities.  This is further evidence of their need to be terminated for cause.  If they are in fact innocent, the risk to the corporation of opening up multiple investigations that could take months to years to adjudicate, will have an expensive and potentially negative impact on the Company while ongoing. This could be avoided if the investigation could address these issues and determine that there is no basis for proceeding further. Of course if they are terminated for cause they will be liable for any costs or damages resulting from their decision not to recuse themselves.

We have a similar situation with the litigation brought by the former CEO. He sued both the Company and personally the four directors at the time and an employee of the Company. The firm representing the Company is also representing the four directors and the employee. One would think that the four involved directors would either hire their own attorneys or delegate the oversight of the case to the two directors not involved in the case, but no, they are not only overseeing the case for the company, they have completely shut the two of us out of any involvement in the litigation. The conflict is clear and the potential damage to shareholders can be catastrophic. Finally, the attorney for Dr Mooney is seeking to depose me, as a director of echo, to ostensibly demonstrate the clear conflict and the lawyer representing the Company and the individual directors admits that he has a conflict and cannot represent me as a director of Echo, confirming the clear conflict that the board is enforcing by controlling the litigation for the Company which is a clear breach of their duty of loyalty to the Company. To add insult to injury, the directors have not hired their own lawyers and for obvious reasons they are not taking advantage of the gold plated indemnifications they put through for their own benefit. This can only be explained by the fact that they want to control all the information for their own benefit and clearly at potential significant cost to the Company.   How can they possibly believe anyone expects them to make decisions that are in the shareholders best interest if they have so much potential liability especially given the totality of historical behaviors?

Bottom line, this is a mess.  The actions of the three lingering directors make no sense. They have by every metric failed as directors. They have created losses for which they are culpable and yet continue to create problems. Their resignations will make the Company financeable, thus enabling the Company to continue as a going concern. It will remove the litigation and restore confidence that the board and the interests of the shareholders are aligned.  It will enable the technology to progress and create an investable company  that will be able to raise significant amounts of capital at much higher valuations.

Instead they stay. They  have no plan, no support from employees or investors. They have no viable financing plan and can't articulate a reason why the owners of the company should keep them at the cost of losing the Chinese, losing Platinum funding and the existing and threatened lawsuits. Over night, if they leave, the Company goes from dead man walking to potential star. Why haven't they exercised their duty of loyalty, they claim they represent all the shareholders  and they have an obligation to protect the majority of shareholders from Platinum.  Where's the evidence that platinum is out to take advantage of the rest of the investors.  We haven't seen a single shred of evidence, we have asked the board for any such evidence and they cant produce even one email. They have spent a fortune of our money with Morgan lewis and other expensive lawyers creating meaningless hurdles that they claim prevent them from doing what is clearly the right thing to do RESIGN!. In the process that have wasted our time, our money and violated every governance standard imaginable. This will be a case study for years to come in business and law schools.

So while this travesty continues to unfold, we are confident we have plenty of ammunition to pursue a case for termination for cause against the three lingering directors . This will take time and we will work with investors to try and see if we can preserve value while this unfolds. We ask you, the investors to write to the board and let all of us know if you are happy with the situation as is and want to keep the lingering three as they seem to believe or do you want change? Do you want to pursue not only the best financing option available but the only financing option available? Do you want to bet on a plan that has been articulated, vetted and was built to address the current situation, by people with experience and skin in the game or do you want to continue with the current situation, that will inevitably lead to some outside third party with no skin in the game and no particular knowledge of the situation, liquidating this asset?

Please email the board immediately, let us know what you think, maybe the board will finally get it. Include the number of shares you represent. I am not holding my breadth but clearly the faster we can make the changes, bring in the investment capital and execute on the plan the better the chance of survival first, then hopefully success.

**Exhibit D**

**<u>Excerpts from Town Hall Transcript</u>**

1                Proceedings

2     representing the company.  To me that

3     seemed like that was a conflict.  But

4     the way this company works -- and I

5     can say that Shepard was added to the

6     board as well at the same time voted

7     by the directors and neither one of us

8     had been appointed to a single

9     committee.  So all committees,

10    everything is being done still at a

11    committee level and the vote to give

12    them special indemnification was taken

13    first initially at the first meeting

14    with this Keith Gottfried, who didn't

15    even have a chance to review the

16    documents, and the votes were called.

17         All I can say, from our

18    position, we don't know how Keith

19    Gottfried went from being a special

20    attorney for the proxy committee to

21    now being the lawyer for the company

22    and all of these issues get brought up

23    and, you know, as a director, I find

24    it very troubling in terms of how the

25    corporate governance would work.

1              Proceedings

2    decisions are made at the committee

3    level and they rubber stamp it at a

4    board meeting which they control

5    anyway.

6         MR. NORDLICHT: Has any votes not

7    been three to two, without divulging

8    confidential information?

9         MR. MARK GOLDBERG: We can't

10   divulge -- there has been some

11   unanimous votes like when we'll take a

12   lunch break.  But I was saying on any

13   substantive issue there has not been

14   unanimity.  And what's interesting is

15   every vote that comes to the board

16   comes out of the committee where a

17   decision was already made.  So it

18   doesn't come where we sit and discuss

19   and there's give and take and there's

20   modification.  I know we've tried and

21   I think it's a welcome addition to

22   have Shepard on the board because

23   Shepard at least, instead of four to

24   one, we at least now have at least two

25   on each side.

**Exhibit E**

**<u>Wall Street Journal Article</u>**

Pages 44 through 45 redacted for the following reasons:

**Exhibit F**

<u>**Letter**</u>

**From:** Burdumy, Stephen T. [mailto:Stephen.Burdumy@dbr.com]
**Sent:** Wednesday, July 09, 2014 5:30 PM
**To:** Christopher Davis
**Subject:** Echo

Congratulations on the proxy contest win. I used to represent Echo, but had a falling out with Mooney and they shifted over to MLB. Your client should look seriously into everything that has gone on there over the past few years.

A bit surprised about the choice of the interim CEO. I will leave it at that.

Stephen T. Burdumy
**Drinker Biddle & Reath** LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2880 *office*
(215) 988-2757 *fax*
Stephen.Burdumy@dbr.com
www.drinkerbiddle.com